SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of Registrant's name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	English translation of a letter dated July 13, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, July 13, 2018

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A. / Supplemental Indenture

I, Solange Barthe Dennin, in my character as Alternate Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) and according to already accredited legal status, with legal address in Alicia Moreau de Justo 50, 10th Floor, Postal Code C1107AAB, Autonomous City of Buenos Aires, Telephone 4968-3752, e-mail: sbarthedennin@teco.com.ar, writes to you in order to inform that, pursuant to section 9.07 of the indenture dated as of June 15th, 2016, as amended by the amended and restated indenture dated as of December 11th, 2017, among Cablevisión S.A. (“Cablevisión”), Deustche Bank Trust Company Americas, as trustee, paying agent, registrar and transfer agent (the “Trustee”), Deustche Bank S.A. (succeeded by Banco Comafi S.A.), as Argentine registrar and transfer agent, Argentine paying agent and representative of the Trustee in Argentina, and Deustche Bank Luxembourg S.A., as Luxembourg paying agent, listing agent and transfer agent (the “Amended Indenture”), under which the Cablevision Class A Notes were issued with maturity in 2021 (the “Notes”), on July 12th, 2018, the Company, as successor to Cablevisión, the Trustee and Banco Comafi S.A., entered into a supplemental indenture to the Amended Indenture to reflect that the Company has merged with Cablevisión and succeeded to Cablevisión in all of Cablevisión’s assets and liabilities, including the obligations of Cablevisión under the Amended Indenture and the Notes, effective as of January 1st, 2018, all of which is pursuant to section 5.01 of the Amended Indenture.

Sincerely,

Telecom Argentina S.A.

/s/ Solange Barthe Dennin
Alternate Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 13, 2018	By:	/s/ Gabriel P. Blasi
	Name:	Gabriel P. Blasi
	Title:	Responsible for Market Relations